UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-17f-2

Certificate of Accounting of Securities and Similar
Investments In the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 (17 CFR 270.17f-2)

1.	Investment Company Act Rule Number: 811-08873	Date Examination Completed: August 11, 2014

2.	State Identification Number: Maryland Charter No. D04939690

3.	Exact name of investment company as specified in registration statement: AMERICAN FIDELITY DUAL STRATEGY FUND, INC.

4.	Address of principal executive office (number, street, city, state, zip code): 2000 N. Classen Boulevard Oklahoma City, Oklahoma 73106

Report of Independent Registered Public Accounting Firm

Board of Directors
American Fidelity Dual Strategy Fund, Inc.:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the American Fidelity Dual Strategy Fund, Inc. (the Fund) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of May 31, 2014. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2014, and with respect to agreement of security purchases and sales, for the period from December 31, 2013 (the date of our last examination), through May 31, 2014:

•	Confirmation of all securities held by the Fund’s independent sub-custodians, in book entry form, US Bank and Invesco Ltd.

•	Reconciliation of all such securities to the books and records of the Fund and InvesTrust, N.A., the Fund’s custodian.

•
Agreement of 10 security purchases and 10 security sales or maturities occurring between December 31, 2013, (the date of our last examination) and May 31, 2014, from the books and records of the Fund to broker confirmations.

•	The procedures above were performed without prior notice to management.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the American Fidelity Dual Strategy Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2014, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the American Fidelity Dual Strategy Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Oklahoma City, Oklahoma
August 11, 2014

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the American Fidelity Dual Strategy Fund, Inc. (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2014, and from December 31, 2013 (last examination date) through May 31, 2014.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2014 and from December 31, 2013 through May 31, 2014, with respect to securities reflected in the investment account of the Fund.

American Fidelity Dual Strategy Fund, Inc.
By:

______________________________________
David R. Carpenter
President and Secretary